

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Offshore LTD
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

> **Re: Nordic American Offshore LTD**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-36484**

Dear Ms. Sorensen:

We have reviewed your response letter dated March 28, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

1. We note your response to comment 3 in your letter dated March 28, 2017. Please note that ASC 360-10-35-30 states that "Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity's own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the

likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes. See Example 2 (paragraph 360-10-55-23) for an illustration of this guidance." Specifically, we note that ASC 360-10-35-30 calls for an entity to "incorporate the entity's own assumptions about its use of the asset and shall consider all available evidence." In order to properly evaluate your analysis and responses, please provide us with the following additional information:

- We understand that you use the lower of market or entity specific performance over the past three years to generate some of the underlying projected cash flows in the first two years of the undiscounted cash flows in your Step 1 analysis, and 15-year historical average market information to generate some of the projected cash flows in years three onwards in your undiscounted cash flow analysis. Please demonstrate (using empirical or other available evidence) why the historical market and entity-specific cash flows are consistent with your own assumptions about the use of the vessels over the future remaining life of each vessel and why those historical cash flows reflect all available evidence about recoverability of each vessel's cost basis. Also, please demonstrate why the business cycle for your industry from which the historical cash flows were collected is consistent with the assumed business cycle from which projected cash flows were determined, including the current point of the business cycle as of the date of the recoverability analyses. We remind you that progress in the business cycle can be gradual, yet the remaining useful life of the vessels is finite.

- Alternatively, if you are not able to support the length of the approximate business cycle in your industry and demonstrate where you are in the cycle, please provide a further disaggregation of the periods of cash flows projected from the two cohorts (i.e., years one and two, and year three onwards) you currently utilize, into shorter periods with period specific assumptions that are reflective of your expectations of actual undiscounted cash flows for those particular periods. If needed, please adjust your Step 1 analysis as necessary, and provide us with the results.

2. We would like to better understand how you have considered the evidence that supports and contradicts your view that historical period performance will be represented over the remaining useful life of the vessels. Specifically, we note the following examples (not an exhaustive list) that: 1) do not appear to be explicitly addressed in your Step 1 analysis; or 2) require further refinement to demonstrate that the entity has sufficiently considered all available evidence in performing its Step 1 analysis.

- Operating expenses are not adjusted for inflation in future periods – We understand that a large component of your operating expenses is related to crew costs. We would expect labor costs and other operating costs to increase with the passage of time as a result of inflation in most cases. We would expect the correlations between labor supply and demand to labor costs would impact the timing and extent of inflation and that these would be consistent with your assumptions regarding the timing of demand for your services specific to the market in which you operate. We note your response to comment 16 in your letter dated March 28, 2017 and it states that an inflation rate should be "applied consistently to all factors as inflation will impact all input factors more or less equally." We do not agree that inflation will impact all input factors more or less equally. Notwithstanding inflation, downward pressures on price driven by supply and demand have resulted in lower daily rates in your industry relative to historical periods. However, operating expenses, including crew costs, are generally more closely correlated to inflation.

Additionally, as a general matter, based on your response to comment 16, we do not understand how you have determined in a sufficiently supportable manner that a 1% operating expense growth rate is a reasonable assumption. While we understand that the Company is actively working to reduce operating expenses, you determine your operating cost assumption using entity specific historical performance over the past three years as the starting point for your assumption. Your short term historical performance is associated with the earliest part of the lives of your vessels. However, you are projecting operating expense assumptions through the end of a vessel's useful life.

Please provide us with a robust description of a reasonable basis for your operating expense assumptions in your Step 1 analysis, separating crew costs and any other material costs from all other expenses. Additionally, please adjust your Step 1 analysis as needed for the aforementioned points, and tell us how the overall Step 1 analysis has been impacted.

- The overall level of vessels available to provide services on a historical basis and on a prospective basis – The validity of assumptions utilized based on historical performance is impacted, in part, on the presumption that historical supply and demand trends will continue in the future. Please tell us how historical trends continue to be applicable in light of changes in the supply of available vessels in your industry and expectations of future demand for your services. Tell us how your Step 1 analysis is impacted, when you consider the impact of increased vessel supply and lower demand.

- Given that the company is operating in a challenging market with low charter rates and vessel utilization which has weakened the company's liquidity, please describe how you have considered the possible sale of some of your vessels in your Step 1 analysis. ASC 360-10-35-30 states that "if alternative courses of action to recover the carrying amount of a long-lived asset are under consideration… the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes." Tell us how you have factored your liquidity situation in determining the assumptions utilized to perform your Step 1 analysis. If you have not factored this in, please adjust your Step 1 analysis appropriately, and tell us if there is any impact on your Step 1 analysis.

We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Branch Chief
Office of Transportation and Leisure